SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

WIZE PHARMA, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

97751M207

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☒     Rule 13d-1(c)

☐     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97751M207	13G/A	Page 2 of 5

1.	Names of Reporting Persons Shimshon Fisher
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 1,531,538
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,531,538
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,531,538
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 9.10%*
12.	Type of Reporting Person (See Instructions) IN

* Based on 15,885,628 shares of Common Stock outstanding as of December 23, 2019, based on information contained in public filings relating to the Issuer. Consists of 515,600 shares of common stock and warrants to purchase 259,037 shares of common stock, all issuable within 60 days of the date hereof.

CUSIP No. 97751M207	13G/A	Page 3 of 5

Item 1(a).	Name of Issuer

Wize Pharma, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

5b Hanagar Street, Hod Hasharon, Israel 4527708

Item 2(a).	Name of Person Filing

Shimshon Fisher

Item 2(b).	Address of Principal Offices or, if None, Residence

3 HaRav Shmuel Rozovski Street, Bnei Brak, Israel 5152608

Item 2(c).	Citizenship

Mr. Fisher is a citizen of Israel.

Item 2(d).	Title of Class of Securities

Common Stock, $0.001 par value per share

Item 2(e).	CUSIP Number

97751 M 108

Item 3.	If the statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

CUSIP No. 97751M207	13G/A	Page 4 of 5

Item 4	Ownership

See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Persons.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following

Item 6	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

(a) Not applicable.

(b) Not applicable.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 97751M207	13G/A	Page 5 of 5

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

/s/ Shimshon Fisher
Shimshon Fisher

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).